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                             September 22, 2020

       Michael Bonner
       Senior Director Accounting & Finance, Chief Financial Officer CUMBERLAND PHARMACEUTICALS INC
       2525 West End Avenue, Suite 950
       Nashville, TN 37203

                                                        Re: CUMBERLAND
PHARMACEUTICALS INC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            File No. 001-33637

       Dear Mr. Bonner:

              We have reviewed your September 19, 2020 response to our August 17, 2020 oral comment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Item 2.02 Form 8-K filed May 20, 2020

       Exhibit 99.1, page 10

   1. We note your response to our oral comment issued on August 17, 2020 related to your non-GAAP earnings
measure. In light of the fact that you acquired the Vibativ brand with cash, we continue
to believe that you should not refer to the impact of the Vibativ inventory sold during
the periods presented as non-cash. In addition, the adjustment that you historically
included in your non-GAAP earnings measure appeared to reflect the sale of Vibativ at a zero
cost basis rather than at a cost basis had the inventory been manufactured or
purchased in the ordinary course of business. We believe that any discussion of the
impact of the Vibativ inventory sold during the periods presented should be limited to the
impact of the fair value adjustment that was recorded during purchase accounting.
             You may contact Jeanne Baker, Staff Accountant, at 202-551-369 or Terence O'Brien,
       Branch Chief, at 202-551-3355 if you have questions.
 Michael Bonner
CUMBERLAND PHARMACEUTICALS INC
September 22, 2020
Page 2



FirstName LastNameMichael Bonner        Sincerely,
Comapany NameCUMBERLAND PHARMACEUTICALS INC
                                        Division of Corporation Finance
September 22, 2020 Page 2               Office of Life Sciences
FirstName LastName